Filed pursuant to Rule 433. Registration Statement Nos. 333-184147 and 333-184147-01.

RBS Exchange Traded Notes BUILDING TOMORROW™

RBS Gold Trendpilot™ ETN (TBAR)



The RBS Gold Trendpilot™ Exchange Traded Notes ("RBS ETNs") are unsecured and senior obligations of The Royal Bank of Scotland plc ("RBS plc"), and are fully and unconditionally guaranteed by The Royal Bank of Scotland Group plc ("RBS Group"). Any payments on the RBS ETNs when they become due at maturity or upon early repurchase or redemption are dependent on the ability of RBS plc and RBS Group to pay, and are also subject to market risk.

RBS Gold Trendpilot™ ETNs track the RBS Gold Trendpilot™ Index (USD) which provides:
Trend-following exposure using an objective and transparent methodology to either the Price of Gold Bullion or the Cash Rate;
Gold Exposure in positive trending markets by tracking the Price of Gold Bullion; and
Cash Rate Exposure in negative trending markets by tracking a hypothetical investment in 3-month U.S. Treasury bills as of the most recent weekly auction.

Illustration of the Trendpilot™ Index Methodology


A positive trend is established:
The Index will track the Price of Gold Bullion
If the Price of Gold Bullion is at or above its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established:
The Index will track the Cash Rate
If the Price of Gold Bullion is below its historical 200-Index business day simple moving average for five consecutive Index business days
A negative trend is established
A positive trend is established
Hypothetical Price of Gold Bullion
Hypothetical 200-Index business day simple moving average
Hypothetical Price of Gold Bullion
Time

The above graph illustrates the operation of the Trendpilot™ Index Methodology. It does not reflect any actual performance of the Price of Gold Bullion or the Index, and is not an indication of how the Price of Gold Bullion or the Index may perform in the future. The hypothetical illustration above also does not include any fees, transaction costs or expenses.

If neither of the above conditions is satisfied, the trend of the Price of Gold Bullion will be the same as the trend of the Price of Gold Bullion on the immediately preceding Index business day. The Index will implement any trend reversal at the open of trading on the second Index business day immediately following the Index business day on which the Price of Gold Bullion trend switches from positive to negative or from negative to positive, as the case may be.

Not FDIC Insured. May Lose Value.

RBS ETN Details

Issuer	The Royal Bank of Scotland plc
Guarantor	The Royal Bank of Scotland Group plc
Ticker	TBAR
Intraday Indicative Value Ticker	TBAR.IV
CUSIP	78009L407
ISIN	US78009L4077
Primary Exchange	NYSE Arca
Maturity	2/15/2041
Index	RBS Gold Trendpilot™ Index (USD) (Bloomberg symbol: "TPGLDUT <Index>"), which tracks the Price of Gold Bullion or the Cash Rate depending on the relative performance of the Price of Gold Bullion on a simple historical moving average basis.
Price of Gold Bullion	London Gold PM Fixing Price in USD published by the London Bullion Market Association (Bloomberg page: "GOLDLNPM Index")
Cash Rate	Yield on a hypothetical notional investment in 3-month U.S. Treasury bills as of the most recent weekly auction (Bloomberg page: "USB3MTA Index")
Annual Investor Fee (accrued on a daily basis)	When the Index is tracking the Price of Gold Bullion: 1.00% per annum. When the Index is tracking the Cash Rate: 0.50% per annum.
Repurchase at your option	You may offer your RBS ETNs to RBS plc for repurchase on any business day on or prior to 2/7/2041, provided that you offer a minimum of 20,000 RBS ETNs for any single repurchase and follow the procedures described in the pricing supplement.
Early redemption at our option	We may redeem all of the RBS ETNs at our discretion at any time on or prior to 2/13/2041.
Daily Redemption Value	Upon early repurchase or redemption or at maturity, you will receive a cash payment equal to the daily redemption value per RBS ETN. The daily redemption value on the relevant valuation date will be published on www.rbs.com/etnus/tbar*.

* Information contained on our website is not incorporated by reference in, and should not be considered a part of, this document.

To find out more
Call toll free **855-RBS-ETPS** or visit **www.rbs.com/etnUS**

RBS

Historical Performance (%) – as of 3/31/2013

	QUARTER-TO-DATE (%)	YEAR-TO-DATE (%)	ANNUALIZED 1-YEAR (%)	ANNUALIZED 3-YEAR (%)	ANNUALIZED 5-YEAR (%)	ANNUALIZED SINCE RBS ETN INCEPTION (2/17/11) (%)
RBS Gold Trendpilot™ ETN Daily Redemption Value[1]	-3.18	-3.18	-3.14	–	–	5.62
RBS Gold Trendpilot™ Index	-2.99	-2.99	-2.42	–	–	6.54
Price of Gold Bullion	-3.57	-3.57	-3.86	12.73	11.35	7.24
Cash rate on 3/31/13 was 0.08%	–	–	–	–	–	–

Source: Bloomberg. The table above presents the actual performance of the Index, the RBS ETNs and the Price of Gold Bullion over the specified periods. It is not possible to invest directly in an index. **For information regarding the performance of the Index, see pages PS-12 to PS-16 of the pricing supplement to the RBS ETNs filed with the U.S. Securities and Exchange Commission (SEC).** Past performance does not guarantee future results.

(1) Includes the deduction of the annual investor fee, which accrues on a daily basis. The annual investor fee will be equal to (i) 1.00% per annum when the Index is tracking the Price of Gold Bullion, and (ii) 0.50% per annum when the Index is tracking the Cash Rate.

Gold Bullion Performance – as of 3/31/2013



— Price of Gold Bullion
— Price of Gold Bullion 200-Index business day simple moving average
2,000
1,500
1,000
500
0
75
76
78
80
82
84
86
88
90
92
94
96
98
00
02
04
06
08
10
12
13

The graph to the left is the historical performance of the Price of Gold Bullion and its 200-Index business day simple moving average. This illustration does not reflect any historical Trendpilot™ Index performance.

	1977	1978	1979	1980	1981	1982	1983	1984	1985	1986	1987	1988	1989
Price of Gold Bullion	22.64	37.01	126.55	15.19	-32.60	14.94	-16.31	-19.38	6.00	18.96	24.53	-15.26	-2.84
Cash Rate (Year-End)	6.15	9.34	12.07	14.99	11.04	7.98	8.94	7.75	7.02	5.49	5.96	8.22	7.77
	1990	**1991**	**1992**	**1993**	**1994**	**1995**	**1996**	**1997**	**1998**	**1999**	**2000**	**2001**	**2002**
Price of Gold Bullion	-3.11	-8.56	-5.73	17.68	-2.17	0.98	-4.59	-21.41	-0.83	0.85	-5.44	0.75	25.57
Cash Rate (Year-End)	6.53	3.91	3.24	3.06	5.57	4.91	5.08	5.43	4.52	5.30	5.70	1.71	1.19
	2003	**2004**	**2005**	**2006**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**	**2013 Q1**		
Price of Gold Bullion	19.89	4.65	17.77	23.20	31.92	4.32	25.04	29.24	8.93	8.26	-3.57		
Cash Rate (Year-End)	0.89	2.23	3.91	4.88	3.31	0.05	0.11	0.18	0.03	0.09	0.08		

The table above does not reflect any Trendpilot™ Index performance. The Trendpilot™ Index performance is not the same as the performance of the Price of Gold Bullion. The Trendpilot™ Index may underperform the Price of Gold Bullion over various time periods, and may track the Cash Rate for extended periods of time in a low interest rate environment.

CERTAIN RISK CONSIDERATIONS: The RBS ETNs involve risks not associated with an investment in conventional debt securities, including a possible loss of some or all of your investment. The level of the Index must increase by an amount sufficient to offset the aggregate investor fee applicable to the RBS ETNs in order for you to receive at least the principal amount of your investment back at maturity or upon early repurchase or redemption. The Index may underperform the Benchmark Index, and is expected to perform poorly in volatile markets. **Even though the RBS ETNs are listed on the NYSE Arca, a trading market may not develop and the liquidity of the RBS ETNs may be limited and/or vary over time, as RBS plc is not required to maintain any listing of the RBS ETNs. The RBS ETNs are not principal protected and do not pay interest.** The intraday indicative value and the daily redemption value are not the same as the trading price or market price of the RBS ETNs in the secondary market. Any payment on the RBS ETNs is subject to the ability of RBS plc, as the issuer, and RBS Group plc, as the guarantor, to pay their respective obligations when they become due. You should carefully consider whether the RBS ETNs are suited to your particular circumstances before you decide to purchase them. We urge you to consult with your investment, legal, accounting, tax and other advisors with respect to any investment in the RBS ETNs. **The RBS ETNs are not suitable for all investors. You should carefully read the relevant pricing supplement and prospectus, including the more detailed explanation of the risks involved in any investment in the RBS ETNs as described in the "Risk Factors" section of the pricing supplement, before investing. IMPORTANT INFORMATION:** The Royal Bank of Scotland plc (RBS plc) and The Royal Bank of Scotland Group plc (RBS Group) have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for the offering of RBS ETNs to which this communication relates. Before you invest in any RBS ETNs, you should read the prospectus in that registration statement and other documents that have been filed by RBS plc and RBS Group with the SEC for more complete information about RBS plc and RBS Group, and the offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, RBS plc, RBS Securities Inc. (RBSSI) or any dealer participating in the offering will arrange to send you the prospectus and the pricing supplement at no charge if you request it by calling 1-855-RBS-ETPS (toll-free).

RBS Gold Trendpilot™ Index (USD) is the property of The Royal Bank of Scotland plc, which has contracted with S&P Opco, LLC (a subsidiary of S&P Dow Jones Indices LLC) ("S&P Dow Jones Indices") to maintain and calculate the Index. S&P Dow Jones Indices shall have no liability for any errors or omissions in calculating the Index. S&P® is a registered trademark of Standard & Poor's Financial Services LLC ("SPFS") and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed to S&P Dow Jones Indices. "Standard & Poor's®" and "S&P®" are registered trademarks of SPFS and together with the "Calculated by S&P Dow Jones Indices Custom" and its related stylized mark(s) have been licensed for use by RBSSI and its affiliates. The RBS Gold Trendpilot™ ETNs are not sponsored, endorsed, sold or promoted by S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors, and neither S&P Dow Jones Indices, SPFS, Dow Jones, their affiliates or their third party licensors make any representation regarding the advisability of investing in such RBS ETNs.

CALCULATED BY S&P DOW JONES INDICES Custom

TBAR LISTED NYSE ARCA.

Copyright © 2013 RBS Securities Inc. All rights reserved. RBS Securities Inc., a U.S. registered broker-dealer, member of FINRA and SIPC, is an indirect wholly-owned subsidiary of The Royal Bank of Scotland plc.

www.rbs.com/etnUS | TOLL FREE: 855-RBS-ETPS | **Not FDIC Insured. May Lose Value.** Dated April 16, 2013